UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               FFP PARTNERS, L.P.

                     ---------------------------------------
                                (Name of Issuer)

                 Class A Units of Limited Partnership Interests
                     ---------------------------------------
                         (Title of Class of Securities)

                                   302 42M 106
                               ------------------
                                 (CUSIP Number)

                                 October 1, 2001
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [X]     Rule 13d-1(c)

        [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

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1)   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

         Sutter Opportunity Fund 2, LLC
         Kristen A. Dixon
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2)   Check the Appropriate Box                    (a)  [ ]
     if a Member of a Group
     (See Instructions)                           (b)  [X]

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3)   SEC Use Only

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4)   Citizenship or Place of Organization

       California


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Number of Units
Beneficially Owned
by Each Reporting
Person with :

(5)  Sole Voting Power

The Reporting Persons beneficially own an aggregate of 220,000 Class A Units of Limited Partnership Interests ("Units") of the Issuer, or 9.86% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 2000. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 110,000 Units. Sutter Capital Management, LLC, a



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


California limited liability company, is the manager of Sutter Opportunity Fund 2, LLC, and controls Sutter Opportunity Fund 2, LLC in its capacity as manager. It may therefore be deemed to control voting and disposition of the Units held by Sutter Opportunity Fund 2, LLC.

Kristen A. Dixon has sole voting and disposition power over 110,000 Units.
Ms. Dixon is the spouse of Robert Dixon, manager of Sutter Capital Management, LLC which is the manager of Sutter Opportunity Fund 2, LLC. Mr. and Ms. Dixon may therefore be deemed to beneficially own the aggregate of 220,000 Units. However, both Sutter and Ms. Dixon disclaim beneficial ownership of the other's Units.

(6)  Shared Voting Power

The Reporting Persons beneficially own an aggregate of 220,000 Class A Units of Limited Partnership Interests ("Units") of the Issuer, or 9.86% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 2000. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 110,000 Units. Sutter Capital Management, LLC, a California limited liability company, is the manager of Sutter Opportunity Fund 2, LLC, and controls Sutter Opportunity Fund 2, LLC in its capacity as manager. It may therefore be deemed to control voting and disposition of the Units held by Sutter Opportunity Fund 2, LLC.

Kristen A. Dixon has sole voting and disposition ower over 110,000 Units.
Ms. Dixon is the spouse of Robert Dixon, manager of Sutter Capital Management, LLC which is the manager of Sutter Opportunity Fund 2, LLC. Mr. and Ms. Dixon may therefore be deemed to beneficially own the aggregate of 220,000 Units. However, both Sutter and Ms. Dixon disclaim beneficial ownership of the other's Units.

(7)  Sole Dispositive Power

The Reporting Persons beneficially own an aggregate of 220,000 Class A Units of Limited Partnership Interests ("Units") of the Issuer, or 9.86% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 2000. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 110,000 Units. Sutter Capital Management, LLC, a California limited liability company, is the manager of Sutter Opportunity Fund 2, LLC, and controls Sutter Opportunity Fund 2, LLC in its capacity as manager. It may therefore be deemed to control voting and disposition of the Units held by Sutter Opportunity Fund 2, LLC.

Kristen A. Dixon has sole voting and disposition power over 110,000 Units.
Ms. Dixon is the spouse of Robert Dixon, manager of Sutter Capital Management, LLC which is the manager of Sutter Opportunity Fund 2, LLC. Mr. and Ms. Dixon may therefore be deemed to beneficially own the aggregate of 220,000 Units. However, both Sutter and Ms. Dixon disclaim beneficial ownership of the other's Units.



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

(8)  Shared Dispositive Power

The Reporting Persons beneficially own an aggregate of 220,000 Class A Units of Limited Partnership Interests ("Units") of the Issuer, or 9.86% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 2000. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 110,000 Units. Sutter Capital Management, LLC, a California limited liability company, is the manager of Sutter Opportunity Fund 2, LLC, and controls Sutter Opportunity Fund 2, LLC in its capacity as manager. It may therefore be deemed to control voting and disposition of the Units held by Sutter Opportunity Fund 2, LLC.

Kristen A. Dixon has sole voting and disposition power over 110,000 Units.
Ms. Dixon is the spouse of Robert Dixon, manager of Sutter Capital Management, LLC which is the manager of Sutter Opportunity Fund 2, LLC. Mr. and Ms. Dixon may therefore be deemed to beneficially own the aggregate of 220,000 Units. However, both Sutter and Ms. Dixon disclaim beneficial ownership of the other's Units.

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9)   Aggregate Amount Beneficially

     Owned by Each Reporting Person


Sutter Opportunity Fund 2, LLC                                 110,000 Units
Kristen A. Dixon                                               110,000 Units
                                                               -------------

Total                                                          220,000 Units
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10)  Check if the Aggregate Amount                                       [ ]
     in Row 9 Excludes Certain
     Units (See Instructions)

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11)  Percent of Class Represented
     by Amount in Row 9

Sutter Opportunity Fund 2, LLC                                         4.93%
Kristen A. Dixon                                                       4.93%
                                                                       -----

  Total                                                                9.86%

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12)  Type of Reporting Person
     (See Instructions)

                  Sutter Opportunity Fund 2, LLC                            OO

                  Kristen A. Dixon                                          IN


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


Item 1.
-------

     (a) The name of issuer as to whose securities this statement relates is FFP Partners, L.P. (the "Issuer").

     (b) The address of the Issuer's principal place of business is 2801 Glenda Avenue; Fort Worth, Texas 76117-4391.

Item 2.
-------

         (a-c) Sutter Opportunity Fund 2, LLC, is a California limited liability company. Sutter Opportunity Fund, LLC is managed by its managing member, Sutter Capital Management, LLC, a California limited liability company, which is in turn managed by its managing member, Robert E. Dixon, a California resident and U.S. citizen. Kristen A. Dixon is a California resident and U.S. citizen. The principal business address of each of the entities and Mr. and Ms. Dixon is 150 Post Street, Suite 320, San Francisco, California 94108.

         (d-e) The subject securities are the issuer's Class A Units of Limited Partnership Interests (CUSIP No. 302 42M 106)

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
------    ----------------------------------------------------------------------
          (c) check whether the person filing is a:
          -----------------------------------------

         (a-j) Not applicable.
















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


Item 4.  Ownership.
------   ---------

     (a-c) The Reporting Persons beneficially own an aggregate of 220,000 Class A Units of Limited Partnership Interests ("Units") of the Issuer, or 9.86% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 2000. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 110,000 Units. Sutter Capital Management, LLC, a California limited liability company, is the manager of Sutter Opportunity Fund 2, LLC, and controls Sutter Opportunity Fund 2, LLC in its capacity as manager. It may therefore be deemed to control voting and disposition of the Units held by Sutter Opportunity Fund 2, LLC.

Kristen A. Dixon has sole voting and disposition power over 110,000 Units.
Ms. Dixon is the spouse of Robert Dixon, manager of Sutter Capital Management, LLC which is the manager of Sutter Opportunity Fund 2, LLC. Mr. and Ms. Dixon may therefore be deemed to beneficially own the aggregate of 220,000 Units. However, both Sutter and Ms. Dixon disclaim beneficial ownership of the other's Units.

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

     Sutter Opportunity Fund, LLC has sole voting and disposition power over the 110,000 Units it beneficially owns (the "Sutter Units"), but Sutter Capital Management, LLC, a California limited liability company, is the manager of Sutter Opportunity Fund, LLC, and controls Sutter Opportunity Fund, LLC in its capacity as manager. It may therefore be deemed to control voting and disposition of the Sutter Units. None of Sutter Opportunity Fund, LLC's equity owners has any direct ownership or control of the Sutter Units. Management authority over such securities is held solely by Sutter Capital Management, LLC, subject to an extraordinary vote by its equity holders to terminate Sutter Opportunity Fund, LLC and liquidate all of its assets, including the subject securities. None of the equity owners of Sutter Opportunity Fund, LLC holds an interest in Sutter Opportunity Fund, LLC representing a beneficial ownership interest equal to 5% of the subject securities.

Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         -------

          Not applicable.

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

Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.

Item 10.  Certification.
-------   -------------

     By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 2001

SUTTER OPPORTUNITY FUND 2, LLC

By Sutter Capital Management, LLC, Manager

         By: /s/Robert Dixon
             Robert Dixon, Manager

/s/ KRISTEN A. DIXON
Kristen A. Dixon












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